United States securities and exchange commission logo





                              October 10, 2023

       Stephen Herbert
       Chief Executive Officer
       Rezolve AI Limited
       3rd Floor, 80 New Bond Street
       London, W1S 1SB
       United Kingdom

                                                        Re: Rezolve AI Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed September 25,
2023
                                                            File No. 333-272751

       Dear Stephen Herbert:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 2 - Unaudited pro forma condensed combined balance sheet adjustments, page 107

   1. We note your disclose in footnote (b) and (p) which refers to negotiations of a facility of up to $50 million.
Please revise the disclosure to state the basis for your belief that obtaining this facility
is probable or delete the amount of the adjustment in the pro forma balance sheet and only
include note disclosure of the current status of funding negotiations and the type of funding
being negotiated, i.e. convertible notes and the currently proposed conversion terms as
they relate to the IPO price. n the event that the funding is not probable at this time,
please revise the pro forma balance sheet to prominently present your negative cash
position prior to any future funding.
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
           Limited
Comapany
October 10,NameRezolve
            2023       AI Limited
October
Page 2 10, 2023 Page 2
FirstName LastName
2. We note based on disclosure on page F-102 that on August 2, 2023, Armada held a special meeting of its stockholders to approve an amendment to its Charter. Tell us how the changes to the Charter, including additional redemptions and new loans are reflected in the pro forma financial statements and disclosure. Revise the disclosure in footnote (g)
         and the adjustment amount to include redemptions up to July 31, 2023 of $129,174,304 and redemptions of $12,095,215 on August 2, 2023. Also, disclose why the Charter was not amended to eliminate the $5,000,000 net tangible asset requirement.
Business of Rezolve Limited, page 213

3. We note your response to prior comment 7. To provide context for investors, please also include this disclosure elsewhere throughout your filing. Rezolves Managements Discussion and Analysis of Financial Conditions and Results of
Operations, page 230

4. We note your response to comment 8 and continue to believe Radio Group is a related party for the following reasons:

                Mr. Schwenk was the managing director of ANY during in 2021, one of the years presented in your financial statements.

                In your current response you state, "the Radio Group may sell unsold advertising slots to a third party if ANY chooses not to purchase them. Therefore Radio Group may pursue its own separate interests." Since Radio Group can only act if ANY chooses not to purchase advertising slots, we do not agree with your assertion that
              Radio Group may pursue its own separate interests.

                Disclosure on page 231 states,    ANY was established to
purchase the rights to sell
              services of the companies owned by Radio Group GmbH(   Radio
Group   ) such as
              airtime advertisements.

         All these factors indicate that Radio Group is a related party in accordance with ASC 850.
         Please revise to provide disclosure in accordance with ASC 850-10-50. Also, disclose amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows in accordance with Rule 4-08(k) of
         Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 234

5. Please revise this section of your filing to include a discussion of changes in financial position for each of the periods presented in your financial statements as required by Item
         303 of Regulation S-K.
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
           Limited
Comapany
October 10,NameRezolve
            2023       AI Limited
October
Page 3 10, 2023 Page 3
FirstName LastName
Financial Statements - Rezolve AI Limited and Subsidiaries
General, page F-3

6. We note your response to comments 8 and 10. As previously requested please disclose the amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows in accordance with Rule 4-08(k) of
         Regulation S-X.
7. Please update Rezolve AI Limited financial statements and pro forma financial statements for the six months ended June 30, 2023.
8. We note that the Report of Independent Registered Public Accounting Firm on page F-3 does not include an explanatory paragraph for going concern issues and that disclosure in
         Note 2.4 Liquidity on page F-12 states that "management's plans serve to alleviate such doubt" despite a working capital deficit and operating losses for the periods presented.
         Please expand the disclosure on page F-12 to describe, in detail, management's plans and have your accounting firm tell us the basis for their conclusion that the factors noted do not raise substantial doubt about your ability to continue as a going concern.
9. Please tell us whether the filed carve-out financial statements are for Resolve Limited or
         Resolve AI Limited. It appears from disclosure on page 6 that the reorganization that will result in Resolve AI Limited having the interests in Resolve Limited s subsidiary has not yet occurred. If that is the case, then please recharacterize the entity for whose financial statements are provided and file the financial statements for the issuer, Rezolve AI
         Limited.
Note 2. Basis of presentation and summary of significant accounting policies, page F-10

10. Refer to your accounting policy for credit and foreign currency risk on pages F-17 and F-
         18 and your responses to comments 11-14. Please expand your disclosure to include a fullsome description of the risks and uncertainties inherent in your significant reliance on the Radio Group as your sole provider of air time inventory during the periods presented.
         The various terms and relationship described in response to comments 11-14 should be included in your disclosure to ensure a clear understanding of the risk to your revenues in the event that the Radio Group air time is not available for you to sell to your customers in the future. Please expand MD&A accordingly.
Note 15. Business Combinations, page F-31

11. We note from your response to comment 17 the reasons why Peter Vesco was provided
         Power of Attorney. Please tell us why Rezolve Limited was not provided with power of attorney. In addition, tell us whether Rezolve Limited has the unilateral ability to replace
         Peter Vesco with another individual as the holder of the power of attorney, and if so, the basis for your response.
 Stephen Herbert
Rezolve AI Limited
October 10, 2023
Page 4
12. We note the power of attorney agreement you provided to us under Rule 83. Please tell us if this is the agreement relied upon in order to assert that you have the power to make the decisions that most significantly impact the economic performance of ANY. If not, please provide us with such agreement or tell us how the submitted agreement provides you with such power.
13.   We note from your response to comment 18 regarding how the decisions that most
      significantly affect the economic performance of ANY are made. Please tell us whether
      ANY   s management has the right to participate in the significant decisions and the rights
      ANY shareholders have with respect to appointing or terminating management. Last, describe to us the rights ANY shareholders have, such as an ability to terminate the power of attorney or otherwise frustrate your decision-making over ANY, particularly in light of the inability to consummate the business combination through the exchange of ownership interests.
14. We note from your response to comment 20 that Rezolve has an obligation to ANY to fund working capital shortfalls by virtue of an oral arrangement, and ANY owes Radio
      Group $793,356. Given Rezolve   s liquidity situation, in which it has
approximately
      $41,000 in cash and experienced net operating cash outflows of $26.8 million during
      2022, please explain to us why you believe the    oral arrangement    is
substantive.
15. We note from your response to comment 20 that on August 30th, 2021, Radio Group
      agreed that    Rezolve Limited will be the beneficial owner of the
revenues and income of
      ANY.    Further, we note from your response to comment 21 that you submitted to us
      supplementally the Power of Attorney agreement, but did not submit any agreement that defined the consideration ANY is to pay Rezolve. Please submit the agreement that defines these rights and where in the agreement these rights can be located.
16. Notwithstanding the comments above, please tell us how you satisfied the disclosure requirements in ASC 810-10-50 with respect to variable interest in ANY.
       Please contact Inessa Kessman at 202-551-3371 or Claire DeLabar at 202-551-3349 if
you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen Herbert
                                                           Division of
Corporation Finance
Comapany NameRezolve AI Limited
                                                           Office of Technology
October 10, 2023 Page 4
cc:       Gerry Williams
FirstName LastName